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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE TO

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                               LOISLAW.COM, INC.

                       (Name of Subject Company (Issuer))
                              LL ACQUISITION CORP.

                             ASPEN PUBLISHERS, INC.

                        WOLTERS KLUWER U.S. CORPORATION

                               WOLTERS KLUWER NV

                                   (Offerors)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  541431-10-2
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                                                 COPY TO:
                BRUCE C. LENZ                             ARNOLD J. SCHAAB, ESQ.
    C/O WOLTERS KLUWER UNITED STATES INC.            PRYOR CASHMAN SHERMAN & FLYNN LLP
           161 NORTH CLARK STREET                             410 PARK AVENUE
                 48TH FLOOR                                     10TH FLOOR
           CHICAGO, ILLINOIS 60601                       NEW YORK, NEW YORK 10022
               (312) 425-7000                                 (212) 326-0168

 (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
               $98,255,325.55                                   $19,651.07

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 25,546,089 shares of common stock, $.001 par value, of Loislaw.com, Inc., at $4.3545 net per share in cash, without interest.

** The amount of the filing fee, calculated in acordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by LL Acquisition Corp. for such number of Shares.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid...............  Filing Party.........................
Form or Registration No..............  Date Filed...........................

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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
    This Tender Offer Statement on Schedule TO is filed by LL Acquisition Corp., a Delaware corporation (the "Offeror") and an indirect wholly-owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent") and a direct wholly-owned subsidiary of Aspen Publishers, Inc., a Delaware corporation ("Aspen"). Aspen is a direct wholly-owned subsidiary of the Parent. The Parent is an indirect wholly-owned subsidiary of Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"). This Schedule TO relates to the offer by Offeror to purchase all the outstanding shares of common stock, par value $.001 per share, of Loislaw.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $4.3545 per share, net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal", which, together with the Offer to Purchase as they may be amended and supplemented from time to time, constitute the "Offer").

ITEM 1. SUMMARY TERM SHEET.

    The information set forth under "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Loislaw.com, Inc., a Delaware corporation, which has its principal executive offices at 105 North 28th Street, Van Buren, Arkansas 72956.

    (b) The information set forth under the section entitled "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the sections entitled "Summary Term Sheet" and "Introduction", and Sections 1, 2, 3, 4, 5 and 14 of the Offer to Purchase are incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) Transactions. The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

    (b) Significant Corporate Events. The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

    (b) There are no alternative financing arrangements or financing plans.

    (d) Except as set forth in Section 10 of the Offer to Purchase, none of the funds required are, or are expected to be, borrowed, directly or indirectly, for the purpose of this transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth under "Introduction" and in Sections 6, 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    The financial statements of the Parent and the Offeror are not material because (i) the consideration offered to the stockholders of the Company consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for all outstanding shares of common stock of the Company, and are therefore not provided.

ITEM 11. ADDITIONAL INFORMATION.

    (a)-(b) The information set forth in Sections 7, 9, and 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)            Offer to Purchase, dated December 29, 2000.
(a)(1)(ii)           Letter of Transmittal.
(a)(1)(iii)          Notice of Guaranteed Delivery.
(a)(1)(iv)           Letter from Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
(a)(1)(v)            Letter from Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
(a)(1)(vi)           Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.
(a)(1)(vii)          Text of Joint Press Release issued by the Company and
                     Wolters Kluwer nv on December 19, 2000 (U.S.).
(a)(1)(viii)         Text of Joint Press Release issued by the Company and
                     Wolters Kluwer nv on December 19, 2000 (the Netherlands).
(a)(1)(ix)           Summary Advertisement published in The Wall Street Journal on December 29, 2000.
(a)(2)               Not applicable.

(a)(3)               Not applicable.
(a)(4)               Not applicable.
(a)(5)               Not applicable.
(b)                  Not applicable.
(d)(1) Agreement and Plan of Merger, dated as of December 19, 2000, by and among the Company, the Parent and the Offeror.
(d)(2)               Stock Option and Tender Agreement, dated as of December 19,
                     2000, by and among the Parent, the Offeror and certain stockholders of the Company.
(d)(3)               Grid Promissory Demand Note, dated December 19, 2000, by the
                     Company in favor of the Parent.
(d)(4) Security Agreement, dated as of December 19, 2000, by and between the Company and the Parent.
(g)                  Not applicable.
(h)                  Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000                               LL ACQUISITION CORP.

                                                       BY:  /S/ BRUCE C. LENZ
                                                            -----------------------------------------
                                                            Name: Bruce C. Lenz
                                                            Title:  Secretary

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000                               ASPEN PUBLISHERS, INC.

                                                       BY:  /S/ BRUCE C. LENZ
                                                            -----------------------------------------
                                                            Name: Bruce C. Lenz
                                                            Title:  Secretary

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000                               WOLTERS KLUWER U.S. CORPORATION

                                                       BY:  /S/ BRUCE C. LENZ
                                                            -----------------------------------------
                                                            Name: Bruce C. Lenz
                                                            Title:  Executive Vice President

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000                               WOLTERS KLUWER NV

                                                       BY:  /S/ J.E.M. VAN DINTER
                                                            -----------------------------------------
                                                            Name: J.E.M. van Dinter
                                                            Title:  Senior Vice President/
                                                                  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                       DESCRIPTION
-------                                      -----------
(a)(1)(i)            Offer to Purchase, dated December 29, 2000.

(a)(1)(ii)           Letter of Transmittal.

(a)(1)(iii)          Notice of Guaranteed Delivery.

(a)(1)(iv)           Letter from Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.

(a)(1)(v)            Letter from Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.

(a)(1)(vi)           Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

(a)(1)(vii)          Text of Joint Press Release issued by the Company and
                     Wolters Kluwer nv on December 19, 2000 (U.S.).

(a)(1)(viii)         Text of Joint Press Release issued by the Company and
                     Wolters Kluwer nv on December 19, 2000 (the Netherlands).

(a)(1)(ix) Summary Advertisement published in The Wall Street Journal on December 29, 2000.

(a)(2)               Not applicable.

(a)(3)               Not applicable.

(a)(4)               Not applicable.

(a)(5)               Not applicable.

(b)                  Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of December 19, 2000, by and among the Company, the Parent and the Offeror.

(d)(2)               Stock Option and Tender Agreement, dated as of December 19,
                     2000, by and among the Parent, the Offeror and certain stockholders of the Company.

(d)(3)               Grid Promissory Demand Note, dated December 19, 2000, by the
                     Company in favor of the Parent.

(d)(4) Security Agreement, dated as of December 19, 2000, by and between the Company and the Parent.

(g)                  Not applicable.

(h)                  Not applicable.